August 9, 2010

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Ruairi Regan

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Electromed, Inc. Registration Statement on Form S-1 (File No. 333-166470)

Ladies and Gentlemen:

            Electromed, Inc. (the “Company”) hereby withdraws its acceleration request letter dated August 5, 2010, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective at 5:00 p.m. Central Daylight Time on August 9, 2010.

Sincerely,

ELECTROMED, INC.

By	/s/ Robert D. Hansen
Robert D. Hansen, Chairman of the Board and Chief Executive Officer

ELECTROMED, INC. Creating superior care through innovation®	500 Sixth Ave. N.W. New Prague, MN 56071 Phone: 1-952-758-9299 Fax: 1-952-758-1941 www.SmartVest.com